Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

On October 9, 2015, in connection with the previously announced Agreement and Plan of Merger (the “Agreement”), dated as of September 23, 2015, by and among PMI, BillGuard, Beach Merger Sub, Inc., a wholly owned subsidiary of PMI (“Merger Sub”) and Shareholder Representative Services LLC, solely in its capacity as the Stockholders’ Representative, PMI acquired all of the outstanding shares of BillGuard, and merged BillGuard with and into Merger Sub, with BillGuard surviving the merger (the “Merger”).

The following unaudited pro forma combined condensed financial information and related notes has been prepared in accordance with SEC Regulation S-X Article 11 and present the historical condensed combined financial information of PMI and Billguard after giving effect to PMI’s acquisition of Billguard that was completed on October 9, 2015 as well as the assumptions, reclassifications, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statement.

An Unaudited Pro Forma Combined Balance Sheet as of December 31, 2015 is not presented as the transaction is already reflected in the Consolidated Balance Sheet of PMI at December 31, 2015.   The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2015 has been presented as if the acquisition had occurred on January 1, 2015.  The historical financial information is adjusted in the unaudited pro forma condensed combined financial statement to give effect to pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined Statement of Operations is not necessarily indicative of the combined results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated future results of operations that PMI will experience after the acquisition. No adjustment has been made for actions that may be taken following the completion of the acquisition, such as any of PMI's integration plans related to BillGuard. Additionally, the impact of any potential cost savings or one-time costs that may result from the acquisition are not reflected in the unaudited pro forma condensed combined financial information. As a result, the actual amounts recorded in the consolidated financial statements of PMI will differ from the amounts reflected in the unaudited condensed combined pro forma financial statements, and the differences may be material.

The unaudited pro forma condensed combined Statement of Operations was prepared using the purchase method of accounting for business combination with PMI treated as the acquiror. Accordingly, the historical consolidated Statement of Operations has been adjusted to give effect to the impact of the consideration paid in connection with the acquisition.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year

Ended December 31, 2015

(in thousands, except per share data)

	Historical
	Prosper Marketplace, Inc.	BillGuard Inc. results to Oct 9, 2015	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue
Operating Revenue
Transaction Fees, Net	$161,708	$-	$-		$161,708
Servicing Fees, Net	17,238	-	-		17,238
Gain on Sale of Borrower Loans	14,151	-	-		14,151
Other Revenue	7,687	76	-		7,763
Total Operating Revenue	200,784	76	-		200,860
Net Interest Income
Interest Income on Borrower Loans	41,606	-	-		41,606
Interest Expense on Notes	(38,174)	-	-		(38,174)
Net Interest Income	3,432	-	-		3,432
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net	59	-	-		59
Total Net Revenue	204,275	76	-		204,351
Expenses
Origination and Servicing	31,139	-	-		31,139
Sales and Marketing	112,284	1,283	319	2a)	113,886
General and Administrative	86,480	3,582	4,846	2b)	94,908
Financial Expense	-	1,116	(1,116)	2c)	-
Total Expenses	229,903	5,981	4,049		239,933
Net Loss Before Taxes	(25,628)	(5,905)	(4,049)		(35,582)
Income Tax Expense	340	(10)	-		330
Net Loss	$(25,968)	$(5,895)	$(4,049)		$(35,912)
Net Loss Per Share – Basic and Diluted	$(0.47)				$(0.65)
Weighted-Average Shares - Basic and Diluted	55,547,408				55,547,408

Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statement.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2015 was derived from the audited consolidated financial statements from PMI’s Annual Report on Form 10-K for the year ended December 31, 2015 and the historical unaudited consolidated statements of operations of BillGuard for the period January 1, 2015 through October 9, 2015.

BillGuard’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2015 are included in the previously filed Current Report on Form 8-K/A on December 18, 2015. These statements should be read in conjunction with the historical financial statements.

The unaudited pro forma statement of operations is presented solely for informational purposes and is not necessarily indicative of the combined results of operations that might have been achieved for the period, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma statement of operations does not reflect any integration activities or cost savings from operating synergies, or any revenue, tax, or other synergies that could result from the acquisition.

Certain reclassification adjustments have been made to conform to the current presentation.  The following reclassification adjustments have been made to BillGuard’s historical statement of operations to conform to PMI’s presentation (in thousands):

	Historical BillGuard Inc.	Reclassification adjustments to conform to PMI presentation	Revised historical BillGuard Inc.

Income Statement
BillGuard Inc. results to Oct 9, 2015
Other Revenue	$76	$13	89
Sales and Marketing	-	1,283	1,283
General and Administrative	-	3,582	3,582
Cost of Revenues	18	(18)	-
Research and Development	1,522	(1,522)	-
Marketing, General and Administrative	3,325	(3,325)	-
Financial Expense	1,093	13	1,106

Note 2 – Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

The specific pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

a)

To record an adjustment for the share-based awards. Represents the difference between BillGuard’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees.

b)	General and Administrative (in thousands):

Year ended December 31, 2015
To record an adjustment for the share-based awards represents the difference between BillGuard’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees.	$2,371
To record amortization expense related to the acquired identified intangible assets calculated as if the acquisition had occurred on January 1, 2015	2,475
Total adjustments to General and Administrative	$4,846
c)	To eliminate Financial Expense as a result of the settlement of the debt in relation to the acquisition.